UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN CONSENT STATEMENT

SCHEDULE 14A INFORMATION

Consent Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

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Filed by a Party other than the Registrant   ☒

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☒           Preliminary Consent Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☐           Definitive Consent Statement

☐          Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

VAALCO ENERGY, INC.
(Name of Registrant as Specified in Its Charter)

GROUP 42, INC. BLR PARTNERS LP BLRPART, LP BLRGP INC. FONDREN MANAGEMENT, LP FMLP INC. THE RADOFF FAMILY FOUNDATION BRADLEY L. RADOFF PAUL A. BELL PETE J. DICKERSON MICHAEL KEANE JOSHUA E. SCHECHTER
(Name of Persons(s) Filing Consent Statement, if Other Than the Registrant)

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Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED DECEMBER 2, 2015

GROUP 42, INC.

___________________, 2015

Dear Fellow VAALCO Energy, Inc. Stockholder:

Group 42, Inc. (“Group 42”) and Bradley L. Radoff, together with the other participants in this solicitation (collectively, the “Group 42-BLR Group” or “we”), are the beneficial owners of an aggregate of 6,474,692 shares of common stock, par value $0.10 per share (the “Common Stock”) of VAALCO Energy, Inc., a Delaware corporation (“VAALCO” or the “Company”), representing approximately 11.1% of the outstanding shares of Common Stock and making us the Company’s largest stockholder.  Through the enclosed Consent Statement, we are soliciting your consent for a number of proposals, the ultimate effect of which would be to remove four of the current members of the Board of Directors of VAALCO (the “Board”) and replace them with four highly-qualified director nominees who are fully committed to ensuring that the best interests of shareholders are looked after during this critical period.

We have serious concerns regarding the way the Company has been managed and the lack of effective oversight by the Board.  We believe that the VAALCO management team continues to make severe operational missteps which negatively impact the Company’s stock price, including bloated G&A expenses, excessive CAPEX spending, the Company’s wasteful investment in a now abandoned H2S processing facility, its failed history of exploration, its rapid cash depletion and its failure to maintain effective controls over financial reporting.  Despite the severe value erosion as a result of these missteps, the Board has failed to hold management accountable and has generally failed to effectively oversee the business in a manner that adequately protects shareholder value. We believe the Board must be held accountable for its costly lapses in oversight.

Further, it is our view that the Board has sought to insulate itself and management from accountability to shareholders.  For example, the Board recently took what, in our opinion, is an extreme and shareholder-unfriendly step and adopted a 10%-trigger poison pill immediately upon our disclosure on Schedule 13D of our 11.1% aggregate interest in the Company.  The poison pill adoption disregarded a prior vote in 2009 in which shareholders voted down a poison pill – clearly indicating at that time they were not supportive of such an entrenchment measure. While the 2009 rejection of the poison pill occurred six years ago and under differing circumstances, we believe such a powerful statement from shareholders should not be ignored.  Our efforts to engage with the Board, particularly to discuss our objection to the renewal of the CEO’s contract, have been essentially ignored and the Company proceeded to renew his contract prior to discussing this issue with us despite our request to do so.  In addition, the Board has proven that its interests are not fully-aligned with the interests of all VAALCO shareholders.  The members of the Board own very little VAALCO stock1, which not only may create a misalignment of interests but also may signal to shareholders that the Board is not confident in the Company’s future.

Moreover, in an apparent attempt to confuse shareholders and prevent them from exercising their right to consent to our Proposals, on November 16, 2015, the Company argued in its Consent Revocation Statement, a press release and a letter to counsel, that Group 42 does not have the right to conduct a consent solicitation for the approval of the Proposals and specifically for the proposal to remove directors without cause.  We believe this is nothing more than a clumsy and improperly executed strategy to entrench the Board.  The Company purports to base its argument on Article Five, Section 3 of its Charter (the “Charter Provision”) which states in part that “any director may be removed from office only for cause.”  (emphasis added).  However, after consultation with legal counsel including Delaware counsel, we continue to firmly believe that the Charter Provision directly contradicts Section 141(k) of the Delaware General Corporation Law (“DGCL”) and is therefore invalid.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors. Neither of these exceptions is applicable to the Company and the Company has not argued that they are applicable nor have they argued that the Charter Provision is valid despite its contradiction of the Delaware law.

Accordingly, it is our firm belief that the Group 42-BLR Group consent solicitation is absolutely valid and we have every intention of proceeding with our consent solicitation.  We see no reasonable basis for the Company’s challenges to the consent solicitation process nor can we find any proper purpose for their allegations.  In fact, we believe that the Company’s challenge of our consent solicitation and their offer instead to call a special meeting of the stockholders, a process which would give the Company greater control over the process and will delay the outcome, is nothing more than a thinly veiled attempt to confuse shareholders, dissuade them from giving us consents in favor of the Proposals and “run the clock” on a process that consistent with Delaware law must be completed within 60 days.

____________________
1 Because of the significant stock ownership of one of our nominees, Bradley L. Radoff, and the stock owned by Group 42, none of our other three nominees are currently able to acquire stock of the Company due to the restrictions imposed by the poison pill.

If the Board is indeed concerned with its fiduciary duties and “believes in shareholder democracy” as contended by them, then they can do so by enforcing the will of their shareholders and taking any of a number of procedural steps available to them to see any replaced directors leave the Board and any elected replacements in office if this is in fact the will of a majority of the stockholders.

VAALCO shareholders deserve an independent board that will truly look out for shareholders’ best interests and will ensure management accountability.  We urge you to join us in seeking to remove four current directors of VAALCO, Frederick W. Brazleton, James B. Jennings, John J. Myers, Jr. and Steven J. Pully, and electing our four highly-qualified nominees, Pete J. Dickerson, Michael Keane, Bradley L. Radoff and Joshua E. Schechter, who have significant and relevant experience in various aspects of the energy industry.  We hope it is clear to you that the extraordinary action of launching this consent solicitation in this situation is frustrating for us and was not our preference, but is necessary at this critical stage to ensure that the collective best interests of all shareholders are properly represented.

We urge you to carefully consider the information contained in the attached Consent Statement and then support our efforts by signing, dating and returning the enclosed WHITE consent card today.  The attached Consent Statement and the enclosed WHITE consent card are first being furnished to the stockholders on or about __________ ____, 2015.   We urge you not to sign any revocation of consent card that may be sent to you by VAALCO.  If you have done so, you may revoke that revocation of consent by delivering a later dated WHITE consent card to Group 42, Inc., in care of Innisfree M&A Incorporated (“Innisfree”), which is assisting us, at their address listed on the following page, or to the principal executive offices of VAALCO.

If you have any questions or require any assistance with your consent, please contact Innisfree, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support.

/s/ Paul A. Bell	/s/ Bradley Radoff

Paul A. Bell Group 42, Inc.	Bradley Radoff BLR Partners LP

If you have any questions, require assistance in voting your WHITE consent card, or need additional copies of the Group 42-BLR Group’s consent materials, please contact Innisfree at the phone numbers or email listed below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders call toll free at (888) 750-5834
Banks and Brokers may call collect at (212) 750-5833

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED DECEMBER 2, 2015

VAALCO ENERGY, INC.
_________________________

CONSENT STATEMENT
OF
GROUP 42, INC.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD TODAY

Group 42, Inc. (“Group 42”), Paul A. Bell, BLR Partners LP (“BLR Partners”), BLRPart, LP (“BLRPart GP”), BLRGP Inc. (“BLRGP”), Fondren Management, LP (“Fondren Management”), FMLP Inc. (“FMLP”), The Radoff Family Foundation (“Radoff Foundation”) and Bradley L. Radoff  (collectively, the “Group 42-BLR Group” or “we”) are significant stockholders of VAALCO Energy, Inc., a Delaware corporation (“VAALCO” or the “Company”), who, together with the other participants in this solicitation, beneficially own in the aggregate approximately 11.1% of the outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of the Company.  We are seeking to remove four of the seven members of the current Board of Directors of the Company (the “Board”), and replace them with our highly-qualified nominees, because we believe that the Board must be significantly and immediately reconstituted to ensure that the interests of the stockholders, the true owners of VAALCO, are appropriately represented in the boardroom.

A solicitation of written consents is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders. We are soliciting written consents from the holders of shares of the Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a stockholders’ meeting, as authorized by Delaware law:

Proposal No. 1 – Repeal any provision of the Second Amended and Restated Bylaws of the Company (the “Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect on September 26, 2015 and were filed with the Securities and Exchange Commission on September 28, 2015 (the “Bylaw Restoration Proposal”);

Proposal No. 2 – Remove without cause four members of the Board, Frederick W. Brazleton, James B. Jennings, John J. Myers, Jr. and Steven J. Pully, including any person (other than those elected by this consent solicitation) elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships after November 6, 2015 and prior to the effectiveness of the Proposals (the “Removal Proposal”);

Proposal No. 3 – Amend Article III, Section 2 of the Bylaws, as set forth on Schedule III to the Consent Statement (as defined below), to provide that any vacancies on the Board resulting from the removal of directors by the stockholders of the Company shall be filled exclusively by the stockholders of the Company (the “Vacancy Proposal”);

Proposal No. 4 – Amend Article III, Section 1 of the Bylaws, as set forth on Schedule IV to the Consent Statement, to fix the size of the Board at seven members (the “Board Size Proposal”); and

Proposal No. 5 – Elect the Group 42-BLR Group’s four nominees, Pete J. Dickerson, Michael Keane, Bradley L. Radoff and Joshua E. Schechter, to serve as directors of VAALCO (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees) (the “Group 42 Nominees”) (the “Election Proposal”).

This Consent Statement and the enclosed WHITE consent card are first being sent or given to the stockholders of VAALCO on or about __________ ___, 2015.

We are soliciting your consent in favor of the adoption of the Removal Proposal, the Vacancy Proposal, the Board Size Proposal and the Election Proposal because we believe VAALCO stockholders will be best served by directors who are committed to safeguarding and promoting the best interests of all VAALCO stockholders.  In addition, we are also soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of the incumbent members of the Board and the election of the Group 42 Nominees through changes to the Bylaws not filed with the SEC on or before September 28, 2015.

The effectiveness of each of Proposal 2 (Removal Proposal) and Proposal 5 (Election Proposal) requires the affirmative consent of the holders of record of a majority of the shares of outstanding voting securities as of the close of business on the Record Date.  The effectiveness of each of Proposal 1 (Bylaw Restoration Proposal), Proposal 3 (Vacancy Proposal) and Proposal 4 (Board Size Proposal), since they are modifications to the Bylaws, pursuant to the Charter and Bylaws, requires consent of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the shares of outstanding voting securities as of the close of business on the Record Date.  Each Proposal will be effective without further action when we deliver to VAALCO such requisite number of consents. The Bylaw Restoration Proposal, the Removal Proposal, the Vacancy Proposal and the Board Size Proposal are not subject to, or conditioned upon, the effectiveness of the other Proposals.  The Election Proposal, is conditioned, in part, upon the Removal Proposal.  If none of the members of (or appointees to) the Board are removed pursuant to the Removal Proposal, and there are no vacancies to fill, none of the Group 42 Nominees can be elected pursuant to the Election Proposal.  If fewer than four directors are removed pursuant to the Removal Proposal and there are more Group 42 Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then the Group 42-BLR Group intends to fill the vacancies in the following order: Michael Keane, Bradley L. Radoff, Joshua E. Schechter and Pete J. Dickerson.

On November 6, 2015, the Group 42 delivered to the Secretary of VAALCO a written request for the Board to fix a record date in accordance with the Bylaws for determining stockholders entitled to give their written consent to the Proposals.  The Company has set November 6, 2015 as the record date for the consent solicitation (the “Record Date”).  According to the Company, as of the Record Date, there were 58,403,943 shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal.

In addition, none of the Proposals will be effective unless the delivery of the written consents complies with Section 228(c) of the Delaware General Corporation Law (“DGCL”). For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to VAALCO within 60 days of the earliest dated written consent delivered to VAALCO. The Group 42-BLR Group delivered a written consent to VAALCO on November 6, 2015. Consequently, by January 5, 2016, the Group 42-BLR Group will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of the number of the outstanding voting securities as of the close of business on the Record Date as required for each Proposal.  We intend to set _____________ ___, 2015 as the goal for submission of written consents.

WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT.

The Group 42-BLR Group reserves the right to submit to VAALCO consents at any time within 60 days of the earliest dated written consent delivered to VAALCO. See “Consent Procedures” for additional information regarding such procedures.

As of November 6, 2015, the Group 42-BLR Group, together with the Group 42 Nominees and certain other members of its Section 13(d) group, is the beneficial owner of an aggregate of 6,474,692 shares of Common Stock, representing approximately 11.1% of the outstanding shares of Common Stock of the Company.  The Group 42-BLR Group intends to express consent in favor of the Proposals with respect to all of such shares of Common Stock.

As of the Record Date, there were 58,403,943 shares of Common Stock outstanding, as reported in Amendment No. 1 to the Company’s Consent Revocation Statement, filed with the SEC on November 30, 2015.  The mailing address of the principal executive offices of VAALCO is 9800 Richmond Avenue, Suite 700, Houston, Texas 77042.

The failure to sign and return a consent will have the same effect as voting against the Proposals. Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

THIS CONSENT SOLICITATION IS BEING MADE BY THE GROUP 42-BLR GROUP AND NOT BY OR ON BEHALF OF THE COMPANY.  THE GROUP 42-BLR GROUP URGES YOU TO SIGN, DATE AND RETURN THE WHITE CONSENT CARD IN FAVOR OF THE PROPOSALS DESCRIBED HEREIN.

Important Notice Regarding the Availability of Consent Materials for this Consent Solicitation

This Consent Statement is available at [________________]

IMPORTANT

PLEASE READ THIS CAREFULLY

If your shares of Common Stock are registered in your own name, please submit your consent to us today by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card. The Group 42-BLR Group urges you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Group 42, Inc., c/o Innisfree M&A Incorporated (“Innisfree”), at 501 Madison Avenue, 20th Floor, New York, NY 10022, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Execution and delivery of a consent by a record holder of shares of Common Stock will be presumed to be a consent with respect to all shares held by such record holder unless the consent specifies otherwise.

Only holders of record of voting securities of the Company as of the close of business on the Record Date will be entitled to consent to the Proposals. If you are a stockholder of record as of the close of business on the Record Date, you will retain your right to consent even if you sell your shares of Common Stock after the Record Date.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS. ABSTENTIONS, FAILURES TO CONSENT AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS WITHHOLDING CONSENT.

If you have any questions, require assistance in voting your WHITE consent card, or need additional copies of the Group 42-BLR Group’s consent materials, please contact Innisfree at the phone numbers or address below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders call toll free at (888) 750-5834
Banks and Brokers may call collect at (212) 750-5833

BACKGROUND TO THE SOLICITATION

The following is a chronology of our involvement at VAALCO to date and the material events leading up to this consent solicitation.

•	In May 2015, Group 42 made its initial investment in the Company.

•	In June 2015, Bradley Radoff (and related entities) made his initial investment in the Company.

•	In June 2015, Mr. Radoff met with Mr. Guidry at the Company’s executive offices. During this onsite meeting, Mr. Radoff sought to better understand VAALCO’s business.

•
On July 6, 2015, Group 42 sent a letter to the Company’s Chief Executive Officer, Steven P. Guidry to notify him of Group 42’s holdings in the Company and to request a meeting between Mr. Guidry and representatives of Group 42 to discuss the Company’s performance and ways the Company may improve shareholder value.

•
In early July 2015, Mr. Radoff reached out to Mr. Guidry in an attempt to understand what actions were being taken to address the Company’s stock price underperformance and other issues facing the Company.

•	On July 17, 2015, Mr. Radoff had a general corporate overview call with Al Petrie, the Company’s Investor Relations Coordinator and corresponded with Mr. Guidry regarding such call.

•
On July 20, 2015, representatives of Group 42 met with Mr. Guidry at the Company’s offices in Houston, Texas to discuss their concerns with the Company’s performance and ways the Company may improve shareholder value.

•
On July 24, 2015, Group 42’s Chairman, Michael Keane, met with Mr. Guidry at the Company’s offices in Houston, Texas to discuss Group 42’s analysis of the Company and its proposals for improving the Company’s performance and shareholder value, including, among other things, a potential self-tender offer by the Company of at least ten percent of the Company’s outstanding stock.

•
On July 28, 2015, Group 42 sent Mr. Guidry a letter to request that the Company provide a response, by August 3, 2015, to the proposals Mr. Keane and Mr. Guidry discussed at their July 24, 2015 meeting.

•
On August 2, 2015, Mr. Keane met with Mr. Guidry, and Company directors Steven Pully and James Jennings, in Dallas, Texas regarding Group 42’s proposals for improving the Company, including, but not limited to, the possibility of adding Mr. Keane and Mr. Dickerson to the Company’s Board.

•	On August 3, 2015, Group 42 sent Mr. Guidry a letter to request that Mr. Guidry provide the Company’s response, by August 4, 2014, to the discussions between Group 42 and the Board on August 2, 2015.

•
On August 5, 2015, representatives of Group 42 and the Company engaged in discussions over the phone regarding Group 42’s proposals for improving the Company, including the possibility of Group 42 adding directors to the Board and a possible self-tender offer by the Company for a portion of its outstanding stock.

•
On September 10, 2015, Group 42 sent a letter to the Board, to explain why Group 42 did not support the renewal of Mr. Guidry’s contract as the Company’s Chief Executive Officer and why it does not believe such renewal is in the best interest of all shareholders.

•
On September 25, 2015, Group 42 and Brad Radoff and certain of his affiliates formed the Group 42-BLR Group and filed its initial Schedule 13D, disclosing its collective 11.1% beneficial ownership in the Company and disclosing the Group 42-BLR Group’s views that there are numerous operational and strategic opportunities for the Company to increase value for its stockholders and that the Group 42-BLR Group is prepared to seek changes to the Board and management in order to seek such opportunities.

•
On September 28, 2015, the Company disclosed in a Current Report on Form 8-K that the Company on September 26, 2015 had adopted a Shareholder Rights Plan (a “poison pill”), which is triggered at 10% beneficial ownership.  The Company also disclosed that it had amended its Bylaws to add various procedural obstacles for stockholders to seek to act by written consent.

•
On October 5, 2015, the Group 42-BLR Group sent a letter to the Company’s Board of Directors, and issued a press release containing the letter, outlining the ways in which we believed the Board has failed stockholders and why it should be held accountable.  The letter also stated that the Group 42-BLR Group was prepared to take all actions necessary to ensure that the Board is composed of directors who are committed to act in the stockholders’ best interests.

•	On October 28, 2015, Mr. Keane communicated with Mr. Guidry and Eric J. Christ in attempt to schedule a meeting in furtherance of a productive dialogue.

•
On November 6, 2015, the Group 42-BLR Group delivered notice to the Company of its intention to undertake a solicitation of stockholder consents to approve the Proposals and filed the Consent Statement with the SEC .

•
On November 16, 2015, the Company filed a Consent Revocation Statement, issued a press release and sent a letter to Group 42-BLR Group counsel. These documents argued that Group 42 does not have the right to conduct a consent solicitation for the approval of the Proposals and specifically for the proposal to remove directors without cause. The Company purported to rely on a Charter provision that after consultation with counsel, the Group 42-BLR Group believes is invalid under Delaware law. The Company offered to instead call a special meeting, a process that would give it greater control and likely delay the vote on any Proposals. The Company also publicly disclosed an offer to settle the contest by adding one of the Group 42-BLR Group’s director candidates to the Board.

•
On November 17, 2016, counsel for the Group 42-BLR Group’s reached out to the Company’s counsel and proposed the framework of a mutually agreeable resolution that in the belief of the Group 42-BLR Group would achieve an outcome that is in the best interest of all shareholders.

•
On November 20, 2015, the Company responded to our proposed framework of a mutually agreeable resolution, by once again repeating that it will only agree to the addition of one director, without any of the incumbent directors taking responsibility and stepping down from the Board.

•
On November 20, 2015, the Group 42-BLR Group filed Amendment No. 1 to the Consent Statement with the SEC and issued a press release stating that it remains fully confident that its intended consent solicitation is legal and proper under established Delaware law and that it views VAALCO’s suggestion of a December “Special Meeting” as a transparent tactic to confuse stockholders and delay their voices being heard.  The Group 42-BLR Group also stated in the press release that it believes the Company’s public offer to add one director representative to the Board without any of the incumbents taking responsibility and stepping down is woefully insufficient to effect the real, meaningful transformation that the Group 42-BLR Group believes is immediately needed on the Board. The Group 42-BLR Group also delivered a letter to the Company on November 20, 2015 rejecting the Company’s offer to convene a special meeting of stockholders and reiterating its belief that its consent solicitation, including the Removal Proposal, is valid under Delaware law.

•
On November 23, 2015, the Company filed a Preliminary Proxy Statement with the SEC to hold a special meeting of stockholders on January 5, 2016 to vote on a proposal to amend the Company’s certificate of incorporation (the “Charter”) to permit stockholders to remove directors without cause. The Company also issued a press release on November 23, 2015 announcing the filing of its preliminary proxy materials and delivered a letter to the Group 42-BLR Group requesting that the Group 42-BLR Group withdraw its consent solicitation and participate in the special meeting of stockholders.

•
On November 24, 2015, the Group 42-BLR Group issued a press release setting the record straight for VAALCO stockholders to explain the legal questions it believes the Company has misleadingly raised with regard to the Group 42-BLR Group’s consent solicitation.  The Group 42-BLR Group also expressed its belief in the press release that the Company’s statements are aimed at confusing stockholders and derailing its valid consent solicitation process and that the Group 42-BLR Group will proceed with its intended consent solicitation to replace a majority of the Board.  Also on November 24, 2015, the Group 42-BLR Group filed an amendment to its Schedule 13D disclosing its November 20, 2015 and November 24, 2015 press releases.

•	Also on November 24, 2015, Mr. Radoff and Mr. Keane met with Mr. Guidry, Mr. Jennings and Don O. McCormack, the Company’s Chief Financial Officer as of November 9, 2015, to discuss settlement options.

•	On November 30, 2015, the Company filed Amendment No. 1 to its Consent Revocation Statement.

QUESTIONS AND ANSWERS ABOUT THIS CONSENT SOLICITATION

The following are some of the questions you, as a stockholder, may have and answers to those questions.  The following is not meant to be a substitute for the information contained in the remainder of this Consent Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Consent Statement.  We urge you to carefully read this entire Consent Statement prior to making any decision on whether to grant any consent hereunder.

WHO IS MAKING THE SOLICITATION?

The Group 42-BLR Group is making this solicitation.  See “Additional Participant Information” for additional information regarding the Group 42-BLR Group and the participants in this consent solicitation.

WHAT ARE THE PROPOSALS FOR WHICH CONSENTS ARE BEING SOLICITED?

We are asking you to consent to five corporate actions: (1) the Bylaw Restoration Proposal, (2) the Removal Proposal, (3) the Vacancy Proposal, (4) the Board Size Proposal and (5) the Election Proposal.

The Group 42-BLR Group is asking you to consent to the Removal Proposal, the Vacancy Proposal, the Board Size Proposal and the Election Proposal to remove four of VAALCO’s current directors, including any appointees to the Board prior to the effectiveness of the Election Proposal, and to elect the Group 42 Nominees. In addition, in order to ensure that your consent to elect the Group 42 Nominees will not be modified or diminished by actions taken by the incumbent Board, the Group 42-BLR Group is asking you to consent to the Bylaw Restoration Proposal.

WHY ARE WE SOLICITING YOUR CONSENT?

We have lost all faith in the ability of the current Board to act in the best interests of stockholders.  This consent solicitation is the best option we have available at this time for immediately installing a new, independent majority on the Board that, in our opinion, will ensure our collective best interests are being looked after.  Our highly-qualified director Group 42 Nominees are fully committed to improving the Company’s performance and increasing value for the benefit of all shareholders.  We believe that replacing the current majority of the Board with our Group 42 Nominees will give us the best chance of turning around the Company’s serial underperformance.  In our view, VAALCO shareholders can no longer afford to trust that the current Board will look after their best interests.

WHO ARE THE GROUP 42 NOMINEES?

The Group 42-BLR Group is asking you to elect each of Pete J. Dickerson, Michael Keane, Bradley L. Radoff and Joshua E. Schechter, as a director of VAALCO.  Collectively, they have many years of relevant experience and would be valuable additions to the Board.  The business experience of these highly qualified individuals is set forth in this Consent Statement under the section entitled “The Nominees,” which we urge you to read.

WHO IS ELIGIBLE TO GRANT WRITTEN CONSENTS IN FAVOR OF THE PROPOSALS?

Stockholders of record of voting securities at the close of business on the Record Date have the right to consent to the Proposals.  The Group 42-BLR Group made a request on November 6, 2015 that the Board fix a record date for this consent solicitation.  According to the Company, as of the Record Date, there were 58,403,943 shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal.

WHEN IS THE DEADLINE FOR SUBMITTING CONSENTS?

We urge you to submit your consent as soon as possible.  In order for our Proposals to be adopted, the Company must receive written unrevoked consents signed by a sufficient number of stockholders to adopt the Proposals within 60 calendar days of the date of the earliest dated consent delivered to the Company.  The Group 42-BLR Group delivered its written consent to the Company on November 6, 2015.  Consequently, the Group 42-BLR Group will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date no later than January 5, 2016. Nevertheless, we intend to set _________ ___, 2015 as the goal for submission of written consents. Effectively, this means that you have until _________ ___, 2015 to consent to the Proposals.

HOW MANY CONSENTS MUST BE RECEIVED IN ORDER TO ADOPT THE PROPOSALS?

The Removal Proposal and the Election Proposal will be adopted and become effective when properly completed, unrevoked consents are signed by a majority of the outstanding voting securities as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 calendar days of the date of the earliest dated consent delivered to the Company. The consent of a majority of the outstanding voting securities is required for the removal of each director and accordingly, such removal will be effectuated on a director-by-director basis.  The Bylaw Restoration Proposal, Vacancy Proposal and Board Size Proposal will be adopted and become effective when properly completed, unrevoked consents are signed by the holders of sixty-six and two-thirds percent (66 2/3%) of the outstanding voting securities as of the close of business on the Record Date, provided that such consents are delivered to the Company within 60 calendar days of the date of the earliest dated consent delivered to the Company.  The Bylaw Restoration Proposal, the Removal Proposal, the Vacancy Proposal and the Board Size Proposal are not subject to, or conditioned upon, the effectiveness of the other Proposals.  The Election Proposal, is conditioned, in part, upon the Removal Proposal. According to the Company, as of the Record Date, there were 58,403,943  shares of Common Stock outstanding, each of which is entitled to one consent on each Proposal and no other classes of voting securities were outstanding.  This means that the consent of the holders of at least 38,935,962 shares of Common Stock would be necessary to effect the Bylaw Restoration Proposal, Vacancy Proposal and Board Size Proposal and the consent of the holders of at least 29,201,972 shares of Common Stock would be necessary to effect the Removal Proposal and Election Proposal.  As of the Record Date, the Group 42-BLR Group beneficially owned in the aggregate 6,474,692 shares of Common Stock, representing approximately 11.1% of the outstanding shares of Common Stock of the Company.

WHAT SHOULD YOU DO TO SUPPORT OUR PROPOSALS?

If your shares of Common Stock are registered in your own name, please submit your consent to us by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, broker firm, dealer, trust company or other nominee, only they can exercise your right to consent with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to consent to the Proposals to your bank, broker firm, dealer, trust company or other nominee. Please follow the instructions to consent provided on the enclosed WHITE consent card. If your bank, broker firm, dealer, trust company or other nominee provides for consent instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed WHITE consent card.  We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to the Group 42, Inc., c/o Innisfree so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

WHOM SHOULD YOU CALL IF YOU HAVE QUESTIONS ABOUT THE SOLICITATION?

Please call our solicitor Innisfree toll-free at: (888) 750-5834 (Stockholders).  Banks and Brokers call collect at: (212) 750-5833.

If you have any questions, require assistance in voting your WHITE consent card, or need additional copies of the Group 42-BLR Group’s consent materials, please contact Innisfree at the phone numbers or address below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders call toll free at (888) 750-5834
Banks and Brokers may call collect at (212) 750-5833

REASONS FOR THE SOLICITATION

WE BELIEVE THAT THE TIME IS NOW FOR A CHANGE IN THE MAJORITY OF THE VAALCO BOARD TO IMPROVE THE PERFORMANCE OF THE COMPANY AND ENHANCE VALUE FOR ALL SHAREHOLDERS

We Believe the Board’s Failures Have Lead to VAALCO’s Continued Stock Underperformance and a Change in the Majority of the Board is Needed to Turn the Company Around

VAALCO’s stock price has significantly underperformed and is undervalued when compared to its peer companies and to relevant indices.  The chart below demonstrates that, as of November 13, 2015, over the past twelve months VAALCO’s stock price has plummeted by 71.6%, significantly underperforming both peers and the broader market.

Source: Capital IQ; Reflects closing prices as of 11/13/15; Returns are dividend adjusted
Proxy Peers: Gulfport Energy, Gran Tierra Energy, Contango Oil & Gas, Oando Energy, PetroQuest Energy, TransAtlantic Petroleum, TransGlobe Energy
Apco excluded due to private ownership; BPZ excluded due to Chapter 11 filing in March 2015; Erin Energy (formerly Camac) excluded due to float representing only 4.7% of shares outstanding
Hyperdynamics excluded due to lack of revenue and production; West Africa Pure Play Peers: Cobalt International Energy, Kosmos Energy

Our highly-qualified Nominees have decades of relevant experience in various aspects of the energy industry and they have expertise in many important corporate areas including capital markets and mergers and acquisitions.  They are committed to improving the Company’s performance and increasing value for all VAALCO shareholders.

THE VAALCO BOARD SHOULD BE HELD ACCOUNTABLE FOR ITS FAILURE TO HOLD MANAGEMENT ACCOUNTABLE FOR SERIOUS MISSTEPS THAT HAVE DEPLETED THE COMPANY’S RESOURCES AND DESTROYED SHAREHOLDER VALUE

The Board, in our view, should be held responsible for its poor oversight and failure to hold management accountable for its underperformance.  We have serious concerns with many poor decisions made by VAALCO’s management, including its bloated General and Administrative (“G&A”) expenses, excessive CAPEX spending, its abandonment of the H2S processing facility, its failed history of exploration, its rapid cash depletion and its failure to maintain effective controls over financial reporting.  Under this Board’s oversight and as a result of what we believe are severe and unchecked missteps by VAALCO management, the Company’s cash has been drained by approximately 53% over the last seven quarters.

G&A Expenses Are Too High and Continue to Rise

VAALCO’s bloated G&A expenses continue to increase despite industry-wide cuts in these areas.  The Company’s cash G&A constitutes 14.6% of the enterprise value of the Company significantly more than almost all its peers. As late as June 23, 2015, the Company did not mention cutting costs, managing liquidity, or protecting shareholder value in its investor presentations.  It was only after the Group 42-BLR Group communicated its views with the Company that the Company vowed to commit to certain initiatives to manage CAPEX and liquidity prudently and to lower costs and increase margins.  However, the Company has still not provided shareholders with an explicit target for cutting G&A itself.  The Company has recently stated that its G&A expenses have declined year over year to $3.5 million (excluding severance costs) as compared to $4 million in the three months ended September 30, 2014.  However, we do not agree with the Company’s analysis and, after adjusting for severance costs in Q3 2015 and non-recurring expenses in Q3 2014, the Company’s G&A for Q3 2015 is actually up 76.7% over Q3 2014.  Further, there is no indication that G&A spending will decrease in the future.  On August 18, 2015, Mr. Guidry gave guidance that VAALCO’s cash G&A could potentially increase 10% from 2014 to 2015.  As the chart below demonstrates, VAALCO continues to increase G&A expenses despite industry wide cuts.

Source: Capital IQ; Public filings
*Cash G&A = G&A expense excluding stock compensation
**Top of 2015 FYE Cash G&A Guidance from “Third Quarter 2015 Supplemental Information” Investor Presentation = $12.0 million, as of 11/10/15

The Company Maintains Excessive CAPEX Spending

In addition to bloated G&A, the Company’s CAPEX spending exceeds its Enterprise Value and dwarfs that of its peer companies. Despite industry-wide cuts and any prior commitments the Company may have, management has failed to announce its commitment to any specific plans to address this issue and has merely indicated that it will “manage CAPEX and liquidity prudently.”  Despite recent attempts to obfuscate the issue by pointing to increased production as a result of certain drilling campaigns offshore Gabon, this does not change the fact that the Company’s CAPEX has increased despite industry-wide cuts.  The Company’s CAPEX skyrocketed in Q3 2015 to $31 million2 and as of November 10, 2015, VAALCO’s management has actually increased their guidance for top-range CAPEX guidance for 2015 from $75 million to $86 million.

Source: Company filings, Capital IQ; Oil Industry Comparables are comprised of Proxy Peers: TransAtlantic Petroleum, PetroQuest Energy, Gulfport Energy, TransGlobe Energy, Gran Tierra Energy, Erin Energy, Contango Oil & Gas; Apco excluded due to private ownership; BPZ excluded due to Chapter 11 filing in March 2015; Erin Energy (formerly Camac) excluded due to float representing only 4.7% of shares outstanding; Hyperdynamics excluded due to lack of revenue and production; Bakken: Emerald Oil, Halcon Resources, Northern Oil & Gas, Triangle Petroleum; Eagle Ford: Carrizo Oil & Gas, Rosetta Resources, Penn Virginia Corp., Sanchez Energy; Gulf of Mexico: Energy XXI, Contango Oil & Gas, Swift Energy, Stone Energy, W&T Offshore; International: Kosmos Energy, Mart Resources, Tap Oil, TransAtlantic Petroleum Permian: Approach Resources, Callon Petroleum, Clayton Williams Energy, Laredo Petroleum, LRR Energy, Parsley Energy, Resolute Energy, RSP Permian

____________________
2 Amount represents capital expenditures paid, not incurred.

VAALCO has a History of Failed Exploration Projects Including the High-Risk Exploratory Well in
Angola and the Abandoned H2S Processing Facility

The Company has a history of excessive exploration risk without proper hedging and its recent high-risk exploration project in Angola is a perfect example of the serious negative consequences such decision-making can have.  In fact, our analysis indicates that a majority of the Company’s proxy peers3 has hedged in both 2015 and in 2016: (1) Oando Energy (2015 = 19.2%, 2016 = 19.2%); (2) Gulfport Energy: (2015 = 38.1%, 2016 = 71.3%); (3) TransAtlantic Petroleum (2015 = 53.8%, 2016 = 53.8%); and (4) PetroQuest Energy (2015 = 58.7%, 2016 = 12.2%).4  The Company, on the other hand, did not hedge any of its production during this time. Based on this analysis and given the Company’s significant exploration risk (i.e. size of investment relative to balance sheet, market capitalization, and cash), we believe an appropriate level of hedging for the Company would be a minimum of 20%.

The Company risked 39% of its cash in 2015 on a failed, high-risk exploration project in Angola. VAALCO management was also repeatedly publicly underestimated the costs of the Angola debacle, eventually revising the cost estimate upward by 36% to $27.2 million from an initial estimate of $19-$21 million.  In addition VAALCO has been unable to collect $7.6 million (plus interest) that it invoiced one of its partners in April 2014 under the terms of a production sharing agreement.  This constitutes approximately 7% of the Company’s market cap.

Source: Company filings;*Sum of the three yearly Total Dry Hole Costs and the Total Dry Hole Cost for the period ended September 30, 2015; **We assume that the only dry hole for this year was the Kindele Prospect in Angola’s Block 5

In addition to its troubles in Angola, VAALCO wasted $1.4 million on preconstruction costs for a now abandoned hydrogen sulfide (H2S) processing facility. Since 2012, VAALCO has lost four wells to shut-in due to H2S contamination, which resulted in $31 million in additional expenses.

____________________
3 Refers to a majority of four (4) out of seven (7) of the Company’s proxy peers comprised of Gulfport Energy, Gran Tierra Energy, Contango Oil & Gas, Oando Energy, PetroQuest Energy, TransAtlantic Petroleum, and TransGlobe Energy.  The following proxy peers were excluded from Group 42’s analysis for the following reasons: (1) Apco (private ownership); (2) BPZ (Chapter 11 filing in March 2015); (3) Erin Energy ((formerly Camac) float represents only 4.7% of its shares outstanding); and (4) Hyperdynamics (lack of revenue and production).

4 Source: Company filings, investor presentations; as of 9/30/15; 2015 and 2016 Production Hedge: production assumes flat line growth of 3Q 2015 production.

Source: Company filings; *Midpoint of company guidance from “Oil & Gas Council Africa Assembly 2015” Presentation = $7.75 million development cost per well; **Midpoint of company guidance x number of wells = $7.75 million x 4 wells = $31 million; #We assume that the last shut-in well was drilled in the 4Q 2014 (Source: 3Q 2015 10-Q)

We Are Concerned with VAALCO’s Continued Lack of Effective Internal Controls With Respect to Financial Reporting

In VAALCO’s last 10-K, filed with the SEC on March 16, 2015, the Company disclosed that it identified “material weaknesses in [its] internal control over financial reporting” and further that “these material weaknesses, if not corrected, could affect the reliability of [its] financial statements and have other adverse consequences.”  Specifically, the Company identified that the material weaknesses were in its control over the preparation and review of the impairment evaluation of oil and gas properties and it stated that its lack of internal controls over financial reporting are due to insufficient financial reporting resources.  In the Company’s last two 10-Q filings, it has disclosed that as of that quarterly period, the Company’s internal controls and procedures were still not effective as a result of material weaknesses.  The Company has indicated that it is working to remediate these weaknesses and strengthen the Company’s internal controls, however, it has stated that it can provide no assurances that those efforts will be successful.  This should be a serious concern for all VAALCO shareholders.  Being able to rely on the Company’s financial reports is essential for shareholders to have the information necessary to evaluate the current health and future prospects of the Company and make appropriate investment decisions.

WE BELIEVE THE BOARD’S CORPORATE GOVERNANCE PRACTICES ARE ABYSMAL AND ITS INTERESTS ARE MISALIGNED FROM THOSE OF SHAREHOLDERS

We Take Serious Issue with VAALCO’s Adoption of a Poison Pill Despite Prior Shareholder Rejection

In 2009 following the Board’s adoption of a Shareholder Rights Agreement (a “poison pill”), and amidst a proxy contest, the Company was contractually compelled to let shareholders vote to ratify the pill.  If the shareholders voted to not ratify the pill, it would be terminated.  The poison pill was voted down by shareholders at the 2009 annual meeting and the Board was forced to redeem all outstanding rights under the pill.

Fast forward six years, on September 28, 2015, the Company disclosed that it had entered into a Shareholder Rights Agreement on September 26, 2015 (the “Rights Agreement”), a mere one day after the Group 42-BLR Group disclosed its 11.1% share ownership on Schedule 13D.  The Rights Agreement has a trigger at 10%, which essentially prohibits the Group 42-BLR Group from acquiring a single additional share of VAALCO stock.  It is clear from 2009, that the mandate from the shareholders was that the Company should not adopt a poison pill, a defensive mechanism largely viewed by shareholders as an entrenchment device.  In our view, it is clear that the Board ignored the voice of the VAALCO shareholders in an attempt to prevent us from effecting the change we believe necessary to improve the Company.

We Are Troubled by VAALCO Insiders’ Minimal Stock Ownership

The members of the Board and management of VAALCO own very little stock and even less that they actually purchased (rather received in a conversion of incentive grants).  We are troubled by this because, this lack of share ownership not only creates further distance between the interests of shareholders and the interests of the members on the Board but it may also act as a signal to shareholders or potential shareholders that the Board does not have confidence in the future of the Company, which further acts to depress the stock price.

The VAALCO Board Ignored Shareholder Input and Renewed the CEO’s  Employment Agreement Despite His Record of Value Destruction

Steven P. Guidry became CEO in October of 2013.  During Mr. Guidry’s tenure as CEO, the Company and its shareholders have witnessed a crushing record of value destruction.  Since he became CEO, the Company has recklessly risked approximately half of its cash and liquid assets on a failed high-risk exploratory well in Angola, its G&A expenses have nearly doubled and the Company has spent $108 million on failed exploration since 2012.  As a result, as of November 13, 2015, over the past 12 months the stock price has plummeted by 71.6%.  It is clear that Mr. Guidry, who was previously a mid-level manager at a multi-billion dollar company, does not have the requisite experience in managing a small-cap public company or dealing with public stockholders.

In light of these failures, Group 42 sent a private letter to the Board to express its objection to the Board renewing Mr. Guidry’s contract as CEO.  The Board ignored the letter for over two weeks.  When the Company did finally respond, it scheduled a meeting date for October 2, 2015, but, prior to this meeting, on Tuesday, September 29, 2015, the Board renewed Mr. Guidry’s employment contract.

WE BELIEVE THAT OUR FOUR NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND OBJECTIVITY THAT IS BEST SUITED TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO ENHANCE VALUE FOR SHAREHOLDERS

In our view, the Board needs a new majority that has the qualifications to effectively oversee VAALCO, the independence to open-mindedly consider shareholder views and the commitment to serve and represent the best interests of VAALCO’s shareholders.  Accordingly, we have identified four highly-qualified, independent directors with valuable and relevant business and financial experience who we believe will bring a fresh perspective into the boardroom and would be extremely helpful in evaluating and executing on initiatives to unlock value at the Company. Further, we believe VAALCO’s continued underperformance at this critical time warrants the addition of direct stockholder representatives on the Board, whose interests are closely aligned with those of all stockholders and who will work constructively with the other members of the Board to protect the best interests of VAALCO’s stockholders.

Pete J. Dickerson.  Mr. Dickerson has over 35 years of commercial, transactional, financial planning and accounting experience in the oil and gas industry.  Mr. Dickerson has expertise in exploration and production A&D and has expertise in West Africa Upstream.  The Group 42-BLR Group believes that the Board will benefit greatly from Mr. Dickerson’s impressive and relevant background and expertise.

Michael Keane.  Mr. Keane has over 25 years of experience in business strategy, corporate finance and investment banking, including as Chairman of Group 42, an international energy-focused company.  Mr. Keane has expertise in capital markets, mergers and acquisitions and corporate law and governance.  The Group 42-BLR Group believes that Mr. Keane brings extensive experience and will be an invaluable addition to the Board that will help improve effective oversight of the Company and strengthen the Board’s focus on enhancing shareholder value.

Joshua E. Schechter.  Mr. Schechter has over 15 years of experience in U.S. and global shareholder activism and mergers and acquisitions.  Mr. Schecter has vast knowledge of capital markets and corporate strategy and has extensive experience serving on public boards of directors. The Group 42-BLR Group believes that the Board will greatly benefit from Mr. Schechter’s financial and public board experience and that his addition will help the Board surface shareholder value.

Bradley L. Radoff.  Mr. Radoff has many years of experience in investment management and corporate strategy.  The Group 42-BLR Group believes that Mr. Radoff’s successful career in investment management and advisory and background in finance and accounting will make him an ideal condidate for the Board.

PROPOSAL NO. 1 -- THE BYLAW RESTORATION PROPOSAL

The Group 42-BLR Group is asking you to consent to the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of your consent to the removal of four current directors and the election of the Group 42 Nominees through changes to the Bylaws not filed with the SEC on or before September 28, 2015, which have the effect of limiting existing stockholders’ rights and abilities to take action in their capacity as stockholders of VAALCO.  The following is the text of the Bylaw Restoration Proposal:

“RESOLVED, that any provision of the Bylaws of VAALCO Energy, Inc. as of the effectiveness of this resolution that was not included in the Second Amended and Restated Bylaws filed with the Securities and Exchange Commission on September 28, 2015, be and are hereby repealed.”

If the Board does not effect any additional changes to the version of the Bylaws publicly available in filings by VAALCO with the SEC on or before September 28, 2015, the Bylaw Restoration Proposal will have no further effect. However, if the incumbent Board has made additional changes since that time, such as amending the provision in the bylaws to change the procedures by which a record date is set in connection with a consent solicitation, the Bylaw Restoration Proposal, if adopted, will restore the Bylaws to the version that was publicly available in filings by VAALCO with the SEC on September 28, 2015, without considering the nature of any changes the incumbent Board may have adopted.  As a result, the Bylaw Restoration Proposal could have the effect of repealing bylaw amendments which one or more stockholders of the Company may consider to be beneficial to them or to the Company.  However, the Bylaw Restoration Proposal will not preclude the Board from reconsidering any repealed bylaw changes following the consent solicitation. The Group 42-BLR Group is not currently aware of any specific bylaw provisions that would be repealed by the adoption of the Bylaw Restoration Proposal.

THE GROUP 42-BLR GROUP URGES YOU TO CONSENT TO THE BYLAW RESTORATION PROPOSAL.

PROPOSAL 2 -- THE REMOVAL PROPOSAL

The Group 42-BLR Group is asking you to consent to the Removal Proposal to remove four current members of the existing Board, including any other person or persons appointed to the Board to fill any vacancy or any newly-created directorships (which, for the avoidance of doubt, excludes persons elected pursuant to this consent solicitation). The following is the text of the Removal Proposal:

“RESOLVED, that (i) Frederick W. Brazleton, James B. Jennings, John J. Myers, Jr. and Steven J. Pully and (ii) each person appointed to the Board to fill any vacancy or newly-created directorship after November 6, 2015 and prior to the effectiveness of this proposal, be and hereby is removed.”

The Board is currently composed of seven directors, all of whom are elected annually.

In an apparent attempt to confuse shareholders and prevent them from exercising their right to consent to our Proposals, on November 16, 2015, the Company argued in its Consent Revocation Statement, a press release and a letter to counsel, that Group 42 does not have the right to conduct a consent solicitation for the approval of the Proposals and specifically for the proposal to remove directors without cause.  The Company purports to base its argument on Article Five, Section 3 of its Charter (the “Charter Provision”) which states in part that “any director may be removed from office only for cause.”  (emphasis added).  However, after consultation with legal counsel including Delaware counsel, we continue to firmly believe that the Charter Provision directly contradicts Section 141(k) of the Delaware General Corporation Law (“DGCL”) and is therefore invalid.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors. Neither of these exceptions is applicable to the Company and the Company has not argued that they are applicable nor have they argued that the Charter Provision is valid despite its contradiction of the Delaware law.

If a stockholder wishes to consent to the removal of certain of the members of the Board, but not all of them, such stockholder may do so by checking the appropriate “consent” box on the enclosed WHITE consent card and writing the name of each such person that the stockholder does not wish to be removed.   The Group 42-BLR Group does not intend to seek to increase the number of Board members if stockholders do not consent to the removal of one or more directors.  If fewer than four directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then the Group 42-BLR Group intends to fill the vacancies in the following order: Michael Keane, Bradley L. Radoff, Joshua E. Schechter and Pete J. Dickerson.

According to Amendment No. 1 to the Company’s Consent Revocation Statement filed with the SEC on November 30, 2015, as of the Record Date, there were 58,403,943 shares of Common Stock outstanding, each entitled to one consent per share.

The consent of the holders of at least 29,201,972 shares of outstanding voting securities would be necessary to effect Proposal 2 and remove the four members of the Board.  Therefore, 22,727,280 shares in addition to the 6,474,692 shares entitled to consent held by the Group 42-BLR Group, will be needed to effect Proposal 2 and remove the four members of the Board.  If any stockholder consenting to Proposal 2 writes in the name of any existing directors that such stockholder does not wish to be removed, then the total number of shares represented by any such WHITE consent card will be subtracted from the total number of shares consenting to the removal of such director pursuant to Proposal 2.  In the event that holders of less than 29,201,972  shares of outstanding voting securities consent to the removal of any existing director, then such director will not be removed pursuant to Proposal 2.

The WHITE consent card delivered with this Consent Statement provides stockholders with the opportunity to adopt the Removal Proposal in part by designating the names of any member of the Board whom such stockholder does not want removed from the Board.

THE GROUP 42-BLR GROUP URGES YOU TO CONSENT TO THE REMOVAL PROPOSAL.

PROPOSAL 3 -- THE VACANCY PROPOSAL

The Group 42-BLR Group is asking you to consent to the adoption of the Vacancy Proposal to divest the current directors of their ability to fill vacancies created by the removal of directors by stockholders and provide stockholders with the exclusive ability to fill any such vacancies.  Accordingly, you are being asked to amend the Bylaws in order to allow only the stockholders to fill any vacancies on the Board resulting from the removal of directors by the stockholders, as set forth on Schedule III to this Consent Statement.

The following is the text of the Vacancy Proposal:

“RESOLVED, that Article III, Section 2 of the Bylaws is hereby amended, as set forth on Schedule III to this Consent Statement, to provide that any vacancies on the Board of Directors of the Company resulting from the removal of directors by the stockholders shall be filled exclusively by the stockholders of the Company.”

THE GROUP 42-BLR GROUP URGES YOU TO CONSENT TO THE VACANCY PROPOSAL.

PROPOSAL 4 -- THE BOARD SIZE PROPOSAL

The Bylaws provide that the number of directors constituting the Board shall be fixed from time to time by the Board. The Group 42-BLR Group is asking you to consent to the adoption of the Board Size Proposal to fix the size of the Board at seven members. Accordingly, you are being asked to amend the Bylaws as specifically set forth on Schedule IV to this Consent Statement.

The following is the text of the Board Size Proposal:

 “RESOLVED, that Article III, Section 1 of the Bylaws is hereby amended, as set forth on Schedule IV to this Consent Statement, to fix the size of the Board at seven members.”

THE GROUP 42-BLR GROUP URGES YOU TO CONSENT TO THE BOARD SIZE PROPOSAL.

PROPOSAL NO. 5 –THE ELECTION PROPOSAL

We do not believe the current Board has been effective at overseeing the Company and has failed to improve the value of the Company for the benefit of all stockholders.  Accordingly, the Group 42-BLR Group is asking you to consent to elect each of the following individuals to serve as a director of VAALCO:  Pete J. Dickerson, Michael Keane, Bradley L. Radoff and Joshua E. Schechter.

The Board is currently composed of seven directors, all of whom are elected annually.

All of the Group 42 Nominees, if elected, would serve as a single class together on the Board.  Each would hold office until the next annual meeting of stockholders and until such person’s successor has been elected or until such person’s death, resignation, retirement or removal.  If four incumbent directors are removed pursuant to the Removal Proposal, then your consent to elect the Group 42 Nominees will have the legal effect of electing to the Board our four highly qualified director Nominees to serve on a Board composed of seven members.  If the Group 42-BLR Group is successful in its solicitation of written consents to remove and replace at least four existing members of the Board, then as disclosed in the Company’s Consent Revocation Statement, a change in control of the Board may be deemed to have occurred under certain of VAALCO’s material contracts and agreements, and such a change in control may trigger certain change in control provisions or payments in certain of the Company’s plans and agreements, including in the Company’s employment/severance agreements with its named executive officers and potentially certain equity plans.

With respect to the Company’s employment/severance agreements, as disclosed in the Company’s Consent Revocation Statement, Steven Guidry, the Company’s Chairman of the Board and Chief Executive Officer, Cary Bounds, the Company’s Chief Operating Officer, Don O. McCormack, the Company’s Chief Financial Officer and Eric J. Christ, the Company’s Vice President and General Counsel may be entitled to cash severance payments in connection with a change in control. The change in control provisions in the employment agreements of each of Messrs. Guidry, Bounds, McCormack and Guidry with respect to cash severance payments are double-trigger provisions, meaning that a change in control in and of itself does not trigger any payments, but rather there would also need to be either a termination without cause by the Company or a voluntary termination by the executive for “good reason” before any cash payments are triggered.  The Company’s Consent Revocation Statement includes an estimate of the payments that would be due in the event of Mr. Guidry’s involuntary termination without cause or resignation with “good reason” following a change in control.  According to the Consent Revocation Statement, the approximate amount of cash severance that would be payable to Steven P. Guidry, in the event of such termination following a change in control is $1,790,000. According to the Company’s Consent Revocation Statement, Mr. Guidry would also be entitled to $27,204 in health care premiums.  The Company’s Consent Revocation Statement does not disclose amounts to which Messrs. Bounds, McCormack and Christ may be entitled in the event of a change in control.

With respect to VAALCO’s equity incentive plans, including its 2007 Stock Incentive Plan, 2012 Long Term Incentive Plan and 2014 Long Term Incentive Plan (the “Incentive Plans”), as disclosed in the Company’s Consent Revocation Statement, the awards issued under the Incentive Plans would be impacted by a change in control.  Under the Incentive Plans, in the event of a change in control at the Board level, all outstanding stock options and stock appreciation rights shall become immediately vested and fully exercisable unless otherwise determined by the Board.  The Company’s Consent Revocation Statement sets forth the approximate amount of compensation that would be payable to each NEO as a result of accelerated vesting in connection with a change in control.  According to the Consent Revocation Statement, in addition to his $1,790,000 in cash severance and $27,204 in health care premiums, as of December 31, 2014, Mr. Guidry would be entitled to approximately $1,724,822 as a result of the acceleration of incentive awards.  The Consent Revocation Statement also includes the  approximate amount of change in control compensation that, as of December 31, 2014, would be payable to W. Russel Scheirman, the Company’s now-former Chief Operating Officer, Gayla M. Cutrer, a now-former Executive Vice President and Gregory Hullinger, the former Chief Financial Officer in the event of their involuntary not-for-cause termination of employment or resignation with “good reason” following a change in control, however, since these officers have retired from the Company, they would not be entitled to any amounts in connection with a potential change in control. However, their successors may be entitled to additional compensation in connection with the acceleration of certain incentive awards.

As disclosed in the Company’s Consent Revocation Statement, in the event of a change in control the debt outstanding under the Loan Agreement, dated as of January 30, 2014, between VAALCO Gabon (Etame), Inc. and International Finance Corporation may be accelerated.

The Group 42-BLR Group does not believe that its consent solicitation, if successful, will trigger any additional change in control provisions in any other of the Company’s material contracts, plans or agreements. If less than four current directors are removed, your consent to elect the Group 42 Nominees will have the legal effect of electing to the Board such Group 42 Nominees in place of the incumbent directors that have been so removed.  It is therefore possible that the Group 42 Nominees will represent a minority of the members of the Board and in that case, it is not guaranteed that they can implement the actions that they believe are necessary to enhance stockholder value.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Group 42 Nominees.  The specific experience, qualifications, attributes and skills that led us to conclude that the Group 42 Nominees should serve as directors of the Company is set forth in the bios below.

Pete J. Dickerson, age 60, has served as an independent consultant, offering commercial and transactional advice in his capacity as a senior upstream oil and gas professional, since June 2015. Since April 2015 he has served as West Africa Consultant for Well Flow International, a company that provides technology-enabled wellbore cleanup tools, associated chemicals and well intervention and stimulation chemicals, and which is a subsidiary of Group 42, Inc. Prior to consulting for Well Flow, Mr. Dickerson served as Head of Commercial, Planning and Economics for Tullow Oil Plc. (“Tullow”), a leading independent oil exploration and production company, from February 2002 to June 2014. Mr. Dickerson was intimately involved in all of Tullow’s business development activities and played a key role in the organization’s dramatic growth. Mr. Dickerson also served on Tullow’s original Executive Committee, Senior Leadership and Crisis Management teams. Prior to joining Tullow, Mr. Dickerson joined Lovegrove and Associates, an upstream A&D advisory firm, in 1993, as manager and eventually director. During his time with Lovegrove and Associates, Mr. Dickerson was involved in over 100 projects for more than 40 clients in the upstream energy industry. The Canadian Imperial Bank of Commerce (“CIBC”) acquired Lovegrove and Associates in 1996. Mr. Dickerson continued to serve as Managing Director for CIBC in the oil & gas team and originated Tullow’s transformational acquisition of UK assets from BP. In 1985 Mr. Dickerson joined Sun International Exploration & Production Company (“Sun E&P”) as the Planning Manager for U.K. and Europe. Shortly thereafter, Dickerson assumed the role of Planning Manager for its entire International E&P Division. Before Sun E&P withdrew from international ventures, Mr. Dickerson took on the additional responsibility of managing the accounting function of the division. Mr. Dickerson began his career in 1978 as a Joint Venture Accountant for Gulf Oil Corporation (“Gulf Oil”) and held various positions at Gulf Oil through 1985, including Senior Financial Analyst.  Mr. Dickerson holds a Bachelor of Science with Honours in Chemistry and Business Administration from Kingston University.  The Group 42-BLR Group believes Mr. Dickerson’s upstream and exploration and production and direct West Africa focused expertise, as well as his extensive corporate strategy and governance experience, make him an ideal candidate for the Board.

Michael Keane, age 55, has served as the Chairman of the Board of Group 42, Inc., a holding company for multinational, technology-driven energy services providers in the oil and gas industry, since November 2010.  Previously, Mr. Keane was the Head of Strategy and Senior Vice President of Corporate Development for Digital Domain, Inc., a visual effects and digital production company, from July 2010 to August 2012. Prior to joining Digital Domain, Mr. Keane was a Clinical Professor of Finance at University of Southern California’s Marshall School of Business from August 2009 to May 2010.  Mr. Keane’s professional experience also includes serving as the Chief Investment Officer of the San Manuel Band of Mission Indians in 2008. From 2005 to 2008, Mr. Keane served as Managing Director at Susquehanna Financial Group, a global investment banking and trading firm.  From 2002 to 2005, Mr. Keane served as Managing Director at Wedbush Securities, a privately held financial services and investment firm.  Before this, Mr. Keane served as Managing Director at Seidler Companies, Incorporated from 1997 to 2002, Treasurer & Director of Investor Relations at AMRE, Inc., from 1991 to 1993, Vice President of Kemper Securities, Inc., from 1984 to 1991 and a Financial Analyst at AMR Corp. from 1984 to 1985.  Mr. Keane holds a M.B.A. from The University of Chicago, a J.D. from The University of Texas School of Law, and a B.A. from the University of Southern California. The Group 42-BLR Group believes that Mr. Keane’s experience as Chairman of an internationally focused energy company, as well as his expertise in corporate finance and experience in corporate governance, make him a valuable addition to the Board.

Bradley L. Radoff,  age 42, has served as Principal of Fondren Management LP, a private investment management company, since January 2005. Mr. Radoff served as a Portfolio Manager at Third Point LLC, a registered investment advisory firm, from July 2006 to February 2009. He has also served as Managing Director of Lonestar Capital Management LLC, a registered investment advisory firm, from April 2003 to December 2004. Previously, Mr. Radoff served as a director of Citadel Investment Group LLC, a global financial institution, from July 2000 to March 2003. He began his career working as an analyst at Third Point Management LLC, from August 1997 to June 2000, and at Yellowstone Capital LLC, from August 1995 to July 1997. In addition, Mr. Radoff co-founded Snap Kitchen LLC in 2009 and has served as a director there since August 2013. Mr. Radoff has also served as a director of Pogo Producing Company from March 2007 to November 2007 prior to its sale to Plains Exploration. Mr. Radoff graduated summa cum laude with a B.A. in Economics from The Wharton School at the University of Pennsylvania. The Group 42-BLR Group believes that Mr. Radoff’s successful career in investment management and advisory and background in finance and accounting will make him an ideal candidate for the Board.

Joshua E. Schechter, age 42, is a private investor.  Mr. Schechter has served as a director and member of the Corporate Governance & Nominating Committees of Viad Corp (NYSE:VVI), an S&P SmallCap 600 international experiential services company, since April 2015. In addition, he served as a director of Aderans Co., Ltd. (TYO:8170) (“Aderans”), a multi-national company engaged in hair-related business, and as the Executive Chairman of Aderans America Holdings, Inc., Aderans’ holding company in the United States, from August 2008 to May 2015. From 2001 to June 2013, Mr. Schechter served as Managing Director of Steel Partners Ltd., a privately owned hedge fund sponsor, and from 2008 to June 2013, Mr. Schechter served as co-President of Steel Partners Japan Asset Management, LP, a private company offering investment services. Mr. Schechter previously served on the Board of Directors of The Pantry, Inc. (formerly NASDAQ:PTRY), a leading independently operated convenience store chain in the southeastern United States and one of the largest independently operated convenience store chains in the country, where he was a member of its Corporate Governance & Nominating and Audit & Financial Committees, from March 2014 until the completion of its sale in March 2015; WHX Corporation (n/k/a Handy & Harman Ltd.) (NASDAQ: HNH), a diversified manufacturer of engineered niche industrial products with leading market positions in many of the markets it serves, from 2005 until 2008; and Puroflow, Inc. (n/k/a Argan, Inc.) (NYSE:AGX), a provider of a full range of power industry and telecommunications infrastructure services, from 2001 until 2003. Mr. Schechter earned an MPA in Professional Accounting, and a BBA from The University of Texas at Austin. The Group 42-BLR Group believes that Mr. Schecter’s experience driving change at challenged companies, as well as his capital markets, M&A and corporate strategy expertise, position him as an excellent candidate for the Board. Mr. Schechter is a value investor with more than 15 years of experience in U.S. and global stockholder activism.

The principal business address of Mr. Dickerson is 2 Glebe Road, Sutton, Surrey Sm2 7nt. The principal business address of Mr. Keane is c/o Group 42, Inc., 312 Pearl Parkway, Suite 2403, San Antonio, Texas 78215. The principal business address of Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, Texas 77027.  The principal business address of Mr. Schechter is 302 South Mansfield Avenue, Los Angeles, California 90036.

Each of Messrs. Keane, Radoff and Schechter are citizens of the United States.  Mr. Dickerson is a citizen of the United Kingdom.

As of the date hereof, Messrs. Dickerson, Keane and Schechter do not beneficially own any securities of the Company.  As of the date hereof, Bradley L. Radoff owned directly 1,938,905 shares of Common Stock and, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners and the 85,000 shares owned by the Radoff Foundation.  Each of Messrs. Dickerson and Keane has not made any direct purchases or sales of any securities of the Company during the past two years.  For information regarding purchases and sales of securities of the Company during the past two years by Mr. Schechter and Mr. Radoff please see Schedule I.

Each of the Group 42 Nominees, as a member of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the shares of Common Stock owned in the aggregate by the other members of the group.  Each of the Group 42 Nominees disclaims beneficial ownership of such shares of Common Stock, except to the extent of his or her pecuniary interest therein. For information regarding purchases and sales of securities of the Company during the past two years by certain members of the Group 42-BLR Group, see Schedule I.

The members of the Group 42-BLR Group and the Group 42 Nominees are collectively referred to as the “Group” herein.

The Group 42-BLR Group has signed letter agreements, pursuant to which it has agreed to indemnify each of Messrs. Dickerson and Schechter against claims arising from the solicitation of consents and/or proxies from the Company’s stockholders in connection with a written consent solicitation and/or an election at the Annual Meeting and any related transactions.

On September 25, 2015, Group 42, Paul A. Bell, BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP, Radoff Foundation and Bradley L. Radoff entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed form a group for the purpose of (i) seeking substantive representation on the Board and communicating with the Board, management and other stockholders of the Company with respect to the Company’s operating results, business strategy, cost and capital allocation, governance and the exploration of strategic alternatives, including a sale of the Company, recapitalization or other strategic transaction, (ii) taking all other action necessary or desirable to achieve the foregoing, and (iii) taking any other actions the Group determines to undertake in connection with its investment in the Company and (b) the Radoff entities and Group 42 agreed to split all expenses incurred in connection with the Group’s activities pro rata as set forth therein.

On November 6, 2015, each of Messrs. Dickerson, Keane, and Schechter entered into a Joinder Agreement to the Joint Filing Solicitation Agreement, pursuant to which each such Nominee agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of the participants of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company.

The Group 42-BLR Group believes that each Nominee presently is, and if elected as a director of the Company, each of the Group 42 Nominees would be, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition, and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

Other than as stated herein, and except for fees received by Mr. Radoff as a result of his position with BLR Partners and except for compensation received by Mr. Keane as an employee of Group 42 and certain amounts in retainer received by Mr. Dickerson as a consultant to Group 42, there are no arrangements or understandings between members of the Group 42-BLR Group and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Consent Statement and to serve as a director of the Company if elected as such in this consent solicitation.  None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

The Election Proposal to elect the Group 42 Nominees is conditioned, in part, upon the effectiveness of the Removal Proposal.  If none of the members of (or appointees to) the Board is removed pursuant to the Removal Proposal, and there are no vacancies to fill, none of the Nominees can be elected pursuant to the Election Proposal. If fewer than four directors are removed pursuant to the Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Election Proposal than the number of such resulting vacancies, then the Group 42-BLR Group intends to fill the vacancies in the following order: Michael Keane, Bradley L. Radoff, Joshua E. Schechter and Pete J. Dickerson.

Although we have no reason to believe that any of the Group 42 Nominees will be unable or unwilling for good cause to serve as directors, if any of the Group 42 Nominees is not available for election, the Group 42-BLR Group may designate such other nominee or nominees to be elected to the Board.  Each of the Group 42 Nominees has agreed to be named in this Consent Statement and to serve as a director of the Company, if elected.  The WHITE consent card delivered with this Consent Statement provides each stockholder with the opportunity to approve the Election Proposal in part by designating the names of any of the Group 42 Nominees whom such stockholder does not want elected to the Board.

THE GROUP 42-BLR GROUP URGES YOU TO CONSENT TO THE ELECTION OF ALL FOUR OF THE GROUP 42 NOMINEES.

CONSENT PROCEDURES

Section 228 of the DGCL provides that, absent a contrary provision in a Delaware corporation’s certificate of incorporation, any action that is required or permitted to be taken at a meeting of the corporation’s stockholders may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and such consents are properly delivered to the corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded.  VAALCO’s Restated Certificate of Incorporation, as amended (the “Charter”), does not contain any such contrary provision.

Section 141(k) of the DGCL provides that any director or the entire board of directors of a Delaware corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of the corporation’s directors, subject to exceptions if the corporation has a classified board or cumulative voting in the election of its directors. The Company does not have a classified board or cumulative voting in the election of its directors. Under Delaware law, the Board, or any individual director, may be removed from office, with or without cause, by the affirmative vote of stockholders holding at least a majority of the then outstanding shares of the capital stock of the Company entitled to vote at an election of directors.  Article III, Section 2 of the Bylaws currently provides that any vacancies on the Board may be filled by a majority of the directors then in office, although less than a quorum. The Vacancy Proposal, if approved, would give the Company’s stockholders the exclusive ability to fill any vacancies on the Board resulting from the removal of directors by the stockholders. The Company’s Charter and Bylaws provide that stockholders may alter, amend or repeal the Bylaws with the affirmative vote of stockholders holding at least sixty-six and two-thirds percent (66 2/3%) of the then outstanding shares of the Company entitled to vote generally in the election of directors, voting together as a single class.

The Bylaws provide that, in order that VAALCO may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board.  According to the Bylaws, if VAALCO does not fix a record date, then the record date shall be: (i) when no prior action by the Board has been taken, the day on which the first written consent is delivered to VAALCO or (ii) when prior action by the Board has been taken, the close of business on the day on which the Board adopts the resolution relating to the action.

For the Proposals to be effective, properly completed and unrevoked written consents must be delivered to VAALCO within 60 days of the earliest dated written consent delivered to VAALCO.  Group 42 delivered a signed written consent to VAALCO on November 6, 2015.  Consequently, the Group 42-BLR Group will need to deliver properly completed and unrevoked written consents to the Proposals from the holders of the required amount of the outstanding voting securities as of the close of business on the Record Date no later than January 5, 2016. Nevertheless, we intend to set ____________ ___, 2015 as the goal for submission of written consents. WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT. The Group 42-BLR Group reserves the right to submit to VAALCO consents at any time within 60 days of the earliest dated written consent delivered to VAALCO.

If the Proposals become effective as a result of this consent solicitation by less than unanimous written consent, prompt notice of the Proposals will be given under Section 228(e) of the DGCL to stockholders who have not executed written consents. All stockholders will be notified as promptly as possible by press release of the results of the solicitation.

Revocation of Written Consents

An executed consent card may be revoked at any time by delivering a written consent revocation before the time that the action authorized by the executed consent becomes effective. Revocations may only be made by the record holder that granted such consent. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated WHITE consent card that is properly executed will constitute a revocation of any earlier consent. The revocation may be delivered either to Group 42, Inc., in care of Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, or to the principal executive offices of VAALCO. Although a revocation is effective if delivered to VAALCO, the Group 42-BLR Group requests that either the original or photostatic copies of all revocations of consents be mailed or delivered to Group 42, Inc., c/o Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, so that the Group 42-BLR Group will be aware of all revocations and can more accurately determine if and when sufficient unrevoked consents to the actions described in this Consent Statement have been received.

Procedural Instructions

You may consent to any of the proposals on the enclosed WHITE consent card by marking the “CONSENT” box and signing, dating and returning the WHITE consent card in the envelope provided. You may also withhold your consent with respect to any of the proposals on the enclosed WHITE consent card by marking the “WITHHOLD CONSENT” box, and signing, dating and returning the WHITE consent card in the envelope provided. You may abstain from consenting to any of the proposals on the enclosed WHITE consent card by marking the “ABSTAIN” box and signing, dating and returning the WHITE consent card in the envelope provided.

If you sign, date and return the WHITE consent card, but give no direction with respect to certain of the proposals, you will be deemed to consent to any such proposal.

Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

THE GROUP 42-BLR GROUP URGES YOU TO CONSENT TO ALL THE PROPOSALS ON THE ENCLOSED WHITE CONSENT CARD.

SOLICITATION OF CONSENTS

The solicitation of consents pursuant to this consent solicitation is being made by the Group 42-BLR Group.  Consents may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

The Group 42-BLR Group has entered into an agreement with Innisfree for solicitation and advisory services in connection with this solicitation, for which Innisfree will receive a fee not to exceed $_____, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Innisfree will solicit consents from individuals, brokers, banks, bank nominees and other institutional holders.  The Group 42-BLR Group has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  The Group 42-BLR Group will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Innisfree will employ approximately [____] persons to solicit VAALCO stockholders as part of this solicitation.

The entire expense of this consent solicitation is being borne by the Group 42-BLR Group. Costs of this consent solicitation are currently estimated to be approximately $______.  The Group 42-BLR Group estimates that through the date hereof its expenses in connection with this consent solicitation are approximately $______.

The Group 42-BLR Group intends to seek reimbursement from VAALCO of all expenses it incurs in connection with the Solicitation.  The Group 42-BLR Group does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC.  During the Company’s previous fiscal year, the Group 42-BLR Group believes that all members of the Group complied with all Section 16(a) filing requirements.

ADDITIONAL PARTICIPANT INFORMATION

The members of the Group 42-BLR Group and the Group 42 Nominees are participants in this solicitation.

The principal business of Group 42, through various U.S. and international operating subsidiaries, is providing innovative energy services, including proprietary chemical and mechanical products and solutions, to enterprise-class customers around the globe.  The principal occupation of Mr. Bell is serving as the President and Chief Executive Officer of Group 42.  The principal business of BLR Partners is investing in securities.  The principal business of BLRPart GP is serving as the general partner of BLR Partners.  The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal business of Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation.

The address of the principal office of each of Group 42 and Mr. Bell is 312 Pearl Parkway, CIA Building II, Suite 2403, San Antonio, Texas 78215.  The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP, Radoff Foundation and Mr. Radoff  is 1177 West Loop South, Suite 1625, Houston, Texas 77027.

As of the date hereof, Group 42 owned directly 2,499,692 shares of Common Stock.  Paul A. Bell, who serves on the board and as the President and Chief Executive Officer of Group 42, may be deemed to beneficially own the 2,499,692 shares owned by Group 42.  As of the date hereof, BLR Partners owned directly 1,951,095 shares of Common Stock.  BLRPart GP, as the general partner of BLR Partners, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  BLRGP, as the general partner of BLRPart GP, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  Fondren Management, as the investment manager of BLR Partners, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  FMLP, as the general partner of Fondren Management, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners.  As of the date hereof, the Radoff Foundation owned directly 85,000 shares of Common Stock.  As of the date hereof, Bradley L. Radoff owned directly 1,938,905 shares of Common Stock and, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed to beneficially own the 1,951,095 shares owned by BLR Partners and the 85,000 shares owned by the Radoff Foundation.

On November 5, 2015, Group 42 entered into a Business Loan and Security Agreement (the “BLSA”), with the proceeds of the BLSA to be used for Group 42's  general working capital purposes.  Pursuant to the BLSA, Group 42 is also required to enter into related loan security documents (collectively with the BLSA, the “Loan Documents”) to grant the lender a security interest in all of Group 42’s assets, including entering into a securities account control agreement with respect to the account holding the 2,499,692 shares of the Issuer’s common stock that are held by Group 42 (the “Pledged Shares”).  The loan will mature seventy weeks following the date of the BLSA, but upon the occurrence of certain events that are customary for this type of loan, the lender may exercise its right to require Group 42 to repay all or part of the loan, foreclose on, and dispose of, the Pledged Shares in accordance with the Loan Documents.

Each participant in this solicitation, as a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 6,474,692 shares of Common Stock owned in the aggregate by all of the participants in this solicitation.  Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he, she or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by each of Group 42, BLR Partners and the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule I.  The shares of Common Stock purchased by Bradley L. Radoff and Joshua E. Schechter were purchased in the open market with personal funds, except as otherwise noted, as set forth in Schedule I.

Except as set forth in this Consent Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any of the Proposals to be acted on in this solicitation.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Group 42 Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past 10 years.

STOCKHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING

According to the Company’s Consent Revocation Statement filed with the SEC on November 16, 2015, proposals of stockholders that are intended for inclusion in the Company’s proxy statement relating to its 2016 Annual Meeting, must be received by the Company at the Company’s principal executive offices no later than the close of business on December 18, 2015.  If the date of the 2016 Annual Meeting is changed by more than 30 days from the date of the 2015 Annual Meeting, the deadline for submitting proposals is a reasonable time before the Company begins to print and mail its proxy materials for the 2016 Annual Meeting.

According to the Company’s Consent Revocation Statement, stockholders may nominate persons for election to the Board of Directors or bring any other business before the stockholders (other than matters properly brought under Rule 14a-8) at the 2016 Annual Meeting of Stockholders only by sending to the Company’s Corporate Secretary a notice containing the information required by the Company’s Bylaws no earlier than the close of business on February 4, 2016 and no later than the close of business on March 5, 2016. If the Company schedules its 2016 Annual Meeting to a date that is more than 30 days before or 60 days after June 3, 2016, then such notice must be given no earlier than the close of business 120 days, and no later than the close of business 90 days, before the rescheduled meeting, unless the Company gives notice of the rescheduled Annual Meeting less than 100 days before the rescheduled meeting, in which case the notice must be given within 10 days following the date public notice of the rescheduled meeting is given by the Company. The stockholder’s written notice for director nominations must include, among other things, the following information: such stockholder’s name, record address, the class or series and number of shares of the Company’s Common Stock beneficially owned, any short positions held in the Company’s securities and other information about his or her ownership of the Company’s securities, any other information relating to the stockholder that would be required to be disclosed in a proxy statement or other filings in connection with proxy solicitations and contested elections of directors, and a representation that the stockholder is a holder of record of the Company’s stock and whether the stockholder intends to solicit proxies from stockholders in support of such nomination. In addition, a proposed nominee must deliver to the Company’s Corporate Secretary a written questionnaire with respect to his background and qualification and a written representation and agreement, both in the forms provided by the Corporate Secretary. The Company’s Bylaws also contain requirements on how to bring business other than director nominations before the Company’s annual meetings of stockholders. Detailed information about how to make stockholder proposals or nominations for the Company’s annual meetings of stockholders can be found in its Bylaws.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2016 Annual Meeting is based on information contained in the Company’s Consent Revocation Statement.  The incorporation of this information in this Consent Statement should not be construed as an admission by the Group that such procedures are legal, valid or binding.

ADDITIONAL INFORMATION

The Proposing Shareholders have omitted from this Consent Statement certain disclosure that is already included in the Company’s Consent Revocation Statement relating to the Consent Solicitation, filed with the SEC on November 16, 2015.  Such disclosure includes, among other things, information regarding securities of the Company beneficially owned by the Company’s trustees and management; certain shareholders’ beneficial ownership of more than 5% of the Company’s securities; information concerning executive compensation; and information concerning the procedures for submitting shareholder proposals and trustee nominations intended for consideration at the 2016 Annual Meeting of Shareholders and for consideration for inclusion in the proxy materials for that meeting.  Except as otherwise noted herein, the information in this Consent Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.  Although the Group 42-BLR Group does not have any knowledge indicating that any statement contained herein is untrue, we do not take responsibility, except to the extent imposed by law, for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on behalf of the Group 42-BLR Group, or for any failure of the Company to disclose events that may affect the significance or accuracy of such information.

GROUP 42, INC.

_____________ ____, 2015

SPECIAL INSTRUCTIONS

If you were a record holder of shares of Common Stock as of the close of business on the Record Date for this consent solicitation, you may elect to consent to, withhold consent to or abstain with respect to each Proposal by marking the “CONSENT,” “WITHHOLD CONSENT” or “ABSTAIN” box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope.

IF A STOCKHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED “CONSENT,” “WITHHOLD CONSENT” OR “ABSTAIN” FOR A PROPOSAL, THAT STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO THAT PROPOSAL, EXCEPT THAT THE STOCKHOLDER WILL NOT BE DEEMED TO CONSENT TO EITHER: 1) THE REMOVAL OF ANY DIRECTOR WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE REMOVAL PROPOSAL PROVIDES ON THE CARD OR 2) THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE THE APPLICABLE INSTRUCTION TO THE ELECTION PROPOSAL PROVIDES ON THE CARD.

YOUR CONSENT IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY. YOU MUST DATE YOUR CONSENT IN ORDER FOR IT TO BE VALID. FAILURE TO SIGN, DATE AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS VOTING AGAINST THE PROPOSALS.

If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can execute a consent with respect to those shares of Common Stock and only on receipt of specific instructions from you. Thus, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your shares. You should confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Innisfree at 501 Madison Avenue, 20th Floor, New York, NY 10022, so that we will be aware of all instructions given and can attempt to ensure that those instructions are followed.

If you have any questions, require assistance in voting your WHITE consent card, or need additional copies of the Group’s consent materials,
please contact Innisfree at the phone numbers or email listed below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders call toll free at (888) 750-5834
Banks and Brokers may call collect at (212) 750-5833

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Shares of Common Stock Purchased / (Sold)	Date of Purchase / Sale

BLR PARTNERS LP

25,000	9/24/2015
40,000	9/23/2015
95,000	9/23/2015
45,000	9/22/2015
47,500	9/21/2015
75,000	9/18/2015
300,000	9/17/2015
20,000	7/8/2015
25,000	7/6/2015
(50,000)	7/6/2015
(50,000)	7/2/2015
32,380	6/22/2015
69,395	6/19/2015
91,672	6/18/2015
38,763	6/17/2015
81,385	6/17/2015
50,000	6/16/2015
15,000	6/16/2015
223,152	6/15/2015
97,508	6/12/2015
74,660	6/11/2015
63,680	6/10/2015
96,000	6/9/2015
145,000	6/3/2015
300,000	6/1/2015

THE RADOFF FAMILY FOUNDATION

85,000	7/7/2015

BRADLEY L. RADOFF

25,000	9/24/2015
47,500	9/21/2015

75,000	9/18/2015
290,000	9/17/2015
10,000	7/14/2015
20,000	7/8/2015
(50,000)	7/2/2015
19,800	7/1/2015
30,200	6/30/2015
75,000	6/26/2015
130,000	6/26/2015
95,000	6/25/2015
49,997	6/24/2015
57,623	6/23/2015
100,000	6/19/2015
91,672	6/18/2015
38,763	6/17/2015
81,384	6/17/2015
50,000	6/16/2015
15,000	6/16/2015
376,306	6/15/2015
74,660	6/11/2015
96,000	6/9/2015
95,000	6/4/2015
45,000	6/2/2015

GROUP 42, INC.

85,000	9/25/2015
10,000	7/21/2015
10,000	7/6/2015
500,000	7/2/2015
8,600	7/1/2015
1,400	7/1/2015
4,000	7/1/2015
10,900	7/1/2015
100	7/1/2015
6,212	7/1/2015
3,788	7/1/2015
900	7/1/2015
6,600	7/1/2015
7,100	7/1/2015
300	7/1/2015
100	7/1/2015
10,000	7/1/2015
100,000	6/30/2015

100,000	6/25/2015
33,178	6/19/2015
50,000	6/15/2015
84,412	6/12/2015
81,201	6/9/2015
15,259	6/5/2015
5,000	6/4/2015
5,000	6/4/2015
5,000	6/4/2015
10,000	6/4/2015
5,761	6/4/2015
10,000	6/2/2015
4,396	6/1/2015
5,604	6/1/2015
5,000	6/1/2015
10,000	6/1/2015
486,881	5/29/2015
25,000	5/28/2015
600	5/28/2015
2,140	5/28/2015
27,260	5/28/2015
4,000	5/28/2015
1,000	5/28/2015
50,000	5/26/2015
10,000	5/26/2015
65,718	5/22/2015
2,282	5/21/2015
10,000	5/19/2015
10,000	5/19/2015
5,000	5/19/2015
4,600	5/18/2015
5,400	5/18/2015
10,000	5/18/2015
5,000	5/18/2015
500,000	5/14/2015
10,000	5/8/2015
20,000	5/8/2015
2,000	5/8/2015
8,000	5/8/2015
800	5/8/2015
3,200	5/8/2015
4,000	5/8/2015
2,000	5/8/2015
300	5/8/2015

9,000	5/8/2015
700	5/8/2015
100	5/8/2015
900	5/8/2015
9,000	5/8/2015
900	5/8/2015
100	5/8/2015
7,700	5/8/2015
300	5/8/2015
3,800	5/8/2015
1,900	5/8/2015
500	5/8/2015
4,500	5/8/2015
400	5/8/2015
300	5/8/2015
600	5/8/2015
8,700	5/8/2015

JOSHUA E. SCHECHTER

(18,200)	7/16/2015
(800)	7/16/2015
(1,000)	7/16/2015
4,900	6/1/2015
13,150	6/1/2015
400	6/1/2015
50	6/1/2015
100	6/1/2015
400	6/1/2015
200	6/1/2015
800	6/1/2015

SCHEDULE II

The following table is reprinted from Amendment No. 1 to the Company’s Preliminary Consent Revocation Statement, filed with the Securities and Exchange Commission on November 30, 2015.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the ownership interest in Company stock as of November 30, 2015 for (i) all those known to us to be holders of more than five percent of our outstanding stock; (ii) each director and each of our Named Executive Officers and (iii) all directors and all executive officers as a group. Unless otherwise noted, the mailing address of each person or entity named below is 9800 Richmond Avenue, Suite 700, Houston Texas 77042.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Common Stock Outstanding(1)
Directors & Named Executive Officers:
Steven P. Guidry	664,446	(2)	1.1%
Robert L. Gerry, III	2,364,275	(3)	4.0%
Frederick W. Brazelton	204,000	(4)	*
O. Donald Chapoton	163,134	(5)	*
Andrew L. Fawthrop	30,772		*
James B. Jennings	284,292	(6)	*
John J. Myers, Jr.	336,125	(7)	*
Steven J. Pully	36,000		*
Gregory R. Hullinger	416,573	(8)	*
Gayla M. Cutrer	367,896	(9)	*
W. Russell Scheirman.	646,950	(10)	1.1%
Common Stock owned by all Directors and Executive Officers as a group (10 persons)	1,968,402		3.4%
5% Stockholders:
Group 42, Inc. and Affiliates	6,474,692	(11)	11.1%
Kornitzer Capital Management, Inc.	4,481,290	(12)	7.7%
____________________

*	Less than 1%

(1)	As of November 30, 2015, there were 58,503,943 shares of Common Stock issued and outstanding.
(2)	Includes 441,567 shares that may be acquired subject to options exercisable within 60 days.
(3)	Includes 449,275 shares that may be acquired subject to options exercisable within 60 days
(4)	Includes 95,000 shares that may be acquired subject to options exercisable within 60 days.
(5)	Includes 105,000 shares that may be acquired subject to options exercisable within 60 days.
(6)	Includes 100,000 shares that may be acquired subject to options exercisable within 60 days.
(7)	Includes 105,000 shares that may be acquired subject to options exercisable within 60 days.
(8)	Includes 344,001 shares that may be acquired subject to options exercisable within 60 days.
(9)	Includes 318,016 shares that may be acquired subject to options exercisable within 60 days.
(10)	Includes 484,381 shares that may be acquired subject to options exercisable within 60 days.

II-1

(11)
Based on the Schedule 13D filed with the Securities and Exchange Commission on September 25, 2015 (the “Schedule 13D”) by BLR Partners, LP, BLRPart, LP, BLRGP Inc., Fondren Management, LP, FMLP Inc., the Radoff Family Foundation, Bradley L. Radoff, Group 42 and Paul A. Bell (each, a “Reporting Person,” and collectively, “Reporting Persons”) that reports shared voting and shared dispositive power with respect to 6,474,692 shares of common stock as of September 18, 2015. Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in the Schedule 13D and disclaims beneficial ownership of the shares reported except to the extent of his or its pecuniary interest therein. Bradley L. Radoff serves as sole shareholder and sole director of each of BLRGP Inc. and FMLP Inc., and as director of Radoff Family Foundation. BLRGP Inc. is the general partner of BLRPart, LP, which serves as the general partner of BLR Partners, LP. FMLP, Inc. is the general partner of Fondren Management, LP. Paul A. Bell holds a controlling interest in Group 42. BLR Partners, LP has sole voting power over 1,951,095 of the shares shown, shared voting power over 0 of the shares shown, sole dispositive power over 1,951,095 of the shares shown and shared dispositive power over 0 of the shares shown. BLRPart, LP has sole voting power over 1,951,095 of the shares shown, shared voting power over 0 of the shares shown, sole dispositive power over 1,951,095 of the shares shown and shared dispositive power over 0 of the shares shown. BLRGP Inc., has sole voting power over 1,951,095 of the shares shown, shared voting power over 0 of the shares shown, sole dispositive power over 1,951,095 of the shares shown and shared dispositive power over 0 of the shares shown. Fondren Management, LP has sole voting power over 1,951,095 of the shares shown, shared voting power over 0 of the shares shown, sole dispositive power over 1,951,095 of the shares shown and shared dispositive power over 0 of the shares shown. FMLP Inc. has sole voting power over 1,951,095 of the shares shown, shared voting power over 0 of the shares shown, sole dispositive power over 1,951,095 of the shares shown and shared dispositive power over 0 of the shares shown. The Radoff Family Foundation has sole voting power over 85,0000 of the shares shown, shared voting power over 0 of the shares shown, sole dispositive power over 85,0000 of the shares shown and shared dispositive power over 0 of the shares shown. Bradley L. Radoff has sole voting power over 3,975,000 of the shares shown, shared voting power over 0 of the shares shown, sole dispositive power over 3,975,000 of the shares shown and shared dispositive power over 0 of the shares shown. Group 42 has sole voting power over 0 of the shares shown, shared voting power over 2,499,692 of the shares shown, sole dispositive power over 0 of the shares shown and shared dispositive power over 2,499,692 of the shares shown. Paul. A. Bell has sole voting power over 0 of the shares shown, shared voting power over 2,499,692 of the shares shown, sole dispositive power over 0 of the shares shown and shared dispositive power over 2,499,692 of the shares shown. The address of the principal office of each of BLR Partners, LP, BLRPart, LP, BLRGP Inc., Fondren Management, LP, FMLP Inc., the Radoff Family Foundation and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, TX 77027. The address of the principal office of each of Group 42 and Mr. Bell is 312 Pearl Parkway, CIA Building II, Suite 2403, San Antonio, TX 78215.

(12)
Based on a Form 13F filed with the Securities and Exchange Commission on October 29, 2015 by Kornitzer Capital Management, Inc. (“Kornitzer”), Kornitzer has sole voting power and sole investment discretion over 4,481,290 of the shares shown. The address of Kornitzer is PO Box 918, Shawnee Mission, KS 66201.

II-2

SCHEDULE III

PROPOSED AMENDMENT OF BYLAWS TO GIVE STOCKHOLDERS EXCLUSIVE ABILITY TO FILL ANY VACANCIES ON THE BOARD OF DIRECTORS OF THE COMPANY RESULTING FROM THE REMOVAL OF DIRECTORS BY THE STOCKHOLDERS

Article III, Section 2 of the Second Amended and Restated Bylaws of VAALCO Energy, Inc. is hereby amended and restated to read as follows:

“Section 2.  Unless otherwise required by law or the certificate of incorporation, vacancies on the Board of Directors caused by death, resignation, retirement or disqualification, and any newly created directorship resulting from any increase in the authorized number of Directors, may be filled by the affirmative vote of a majority of the Directors then in office, although less than a quorum, and any Director so elected to fill any such vacancy or newly created directorship shall hold office until his successor is elected and qualified or until his earlier resignation or removal; however, the stockholders shall have the exclusive ability to fill any vacancies on the Board of Directors arising from the removal of any Director(s) by the stockholders, and any Director(s) so chosen shall hold office until a successor is elected and qualified or until such Director’s earlier resignation or removal.”

III-1

SCHEDULE IV

PROPOSED AMENDMENT OF BYLAWS TO SET THE NUMBER OF DIRECTORS WHICH SHALL CONSTITUTE THE BOARD OF DIRECTORS

Article III, Section 1 of the Second Amended and Restated Bylaws of VAALCO Energy, Inc. is hereby amended by replacing such section with the following:

“Section 1. The number of Directors constituting the Board of Directors shall be seven members; provided, however, that the number of Directors constituting the Board of Directors may be adjusted from time to time by (i) a Bylaw amending this Section 1 duly adopted by the Board of Directors or by the stockholders or (ii) a resolution passed by a majority of the Board of Directors.”

IV-1

PRELIMINARY COPY - SUBJECT TO COMPLETION
DATED DECEMBER 2, 2015

WHITE CONSENT CARD

CONSENT OF STOCKHOLDERS OF VAALCO ENERGY, INC. TO ACTION WITHOUT A MEETING:

THIS CONSENT IS SOLICITED BY GROUP 42, INC. AND THE OTHER PARTICIPANTS NAMED IN ITS CONSENT SOLICITATION (COLLECTIVELY, THE “GROUP 42-BLR GROUP”)

C   O   N   S   E   N   T

Unless otherwise indicated below, the undersigned, a stockholder of record of VAALCO Energy, Inc. (the “Company”) on November 6, 2015 (the “Record Date”), hereby consents pursuant to Section 228(a) of the Delaware General Corporation Law with respect to all shares of common stock, $0.10 par value per share of VAALCO Energy, Inc. (the “Shares”) held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY CURRENT DIRECTOR OR TO THE ELECTION OF ANY NOMINEE WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED. THE GROUP 42-BLR GROUP RECOMMENDS THAT YOU CONSENT TO PROPOSALS 1-5.

1.
Repeal any provision of the Second Amended and Restated Bylaws of the Company (“the Bylaws”) in effect at the time this proposal becomes effective, including any amendments thereto, which were not included in the Bylaws that were in effect on September 26, 2015 and were filed with the Securities and Exchange Commission on September 28, 2015.

☐	☐	☐
Consent	Against	Abstain

2.
Remove without cause four members of the Board, Frederick W. Brazleton, James B. Jennings, John J. Myers, Jr. and Steven J. Pully, including any person (other than those elected by this consent solicitation) elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships after November 6, 2015 and prior to the effectiveness of the Proposals.

☐	☐	☐
Consent	Against	Abstain

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL NO. 2, CHECK THE APPROPRIATE BOX ABOVE.  IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL NO. 2, INCLUDING ANY PERSON (OTHER THAN THOSE ELECTED BY THIS CONSENT SOLICITATION) ELECTED OR APPOINTED TO THE BOARD TO FILL ANY VACANCY ON THE BOARD OR ANY NEWLY-CREATED DIRECTORSHIPS AFTER NOVEMBER 6, 2015 AND PRIOR TO THE EFFECTIVENESS OF THE PROPOSALS, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE SPACE PROVIDED BELOW.
______________________________________________________________________

3.
Amend Article III, Section 2 of the Bylaws, as set forth on Schedule III to the Consent Statement, to provide that any vacancies on the Board resulting from the removal of directors by the stockholders of the Company shall be filled exclusively by the stockholders of the Company.

☐	☐	☐
Consent	Against	Abstain

4.	Amend Article III, Section 1 of the Bylaws, as set forth on Schedule IV to the Consent Statement, to fix the size of the Board at seven members.

☐	☐	☐
Consent	Against	Abstain

5.
Elect the Group’s four nominees, Pete J. Dickerson, Michael Keane, Bradley L. Radoff and Joshua E. Schechter, to serve as directors of VAALCO (or, if any such nominee is unable or unwilling to serve as a director of the Company, any other person designated as a nominee by the remaining nominee or nominees).

☐	☐	☐
Consent	Against	Abstain

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL NO. 5, CHECK THE APPROPRIATE BOX ABOVE.  IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL NO. 5, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.

___________________________________________________________________________

Proposal 1, Proposal 2, Proposal 3 and Proposal 4 are not subject to, or conditioned upon, the effectiveness of the other Proposals. Proposal 5 is conditioned, in part, upon the effectiveness of Proposal 2. If none of the then existing members of (or appointees to) the Board are removed in Proposal 2, and there are no vacancies to fill, none of the Group 42 Nominees can be elected pursuant to Proposal 5. If fewer than four directors are removed pursuant to Proposal 2 and there are more nominees receiving the requisite number of consents to fill vacancies pursuant to Proposal 5 than the number of such resulting vacancies, then the Group 42-BLR Group intends to fill the vacancies in the following order: Michael Keane, Bradley L. Radoff, Joshua E. Schechter and Pete J. Dickerson.

IN THE ABSENCE OF DISSENT OR ABSTENTION BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature of Stockholder

Signature (if held jointly)

Name and Title of Representative (if applicable)

IMPORTANT NOTE TO STOCKHOLDERS:

Please sign exactly as name appears hereon.  If the shares are held by joint tenants or as community property, both should sign.  When signing as executor, administrator, trustee, guardian, or other representative, please give full title.  If a corporation, please sign in full corporate name by a duly authorized officer.  If a partnership, please sign in partnership name by an authorized person.

THIS SOLICITATION IS BEING MADE BY THE GROUP AND NOT ON BEHALF OF THE COMPANY.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.